13010603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8- 67502

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XMS Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1603 Orrington Avenue, Suite 725
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore Brombach and John Spence (847)448-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neil Friedman C.P.A., P.C. d/b/a Michael Silver & Company
(Name – *if individual, state last, first, middle name*)

5750 Old Orchard Road, Suite 200	Skokie	IL	60077
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARY

REPORT FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARY

REPORT FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

OATH OR AFFIRMATION

I, Theodore Brombach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XMS Capital Partners, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CATHERINE GUISTI
Notary Public - State of Illinois
My Commission Exp Nov 30, 2016

Catherine Guisti
Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, John Spence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XMS Capital Partners, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CATHERINE GIUSTI
Notary Public - State of Illinois
My Commission Expires Nov 30, 2016

Catherine Giusti
Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARY

TABLE OF CONTENTS

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, RIA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA, ABV
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA
RONALD A. WEISS, CPA
RONALD E. MIAZGA, CPA, MBA, CVA

INDEPENDENT AUDITORS' REPORT

To the Members
XMS Capital Partners, LLC and Subsidiary

Report On The Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of XMS Capital Partners, LLC and Subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility For The Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XMS Capital Partners, LLC and Subsidiary as of December 31, 2012

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

and 2011, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The additional information on page 12 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information on page 12 is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Michael Silver & Co.

Neil Friedman C.P.A., P.C.
d/b/a Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 27, 2013

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Current Assets		
Cash	$ 2,546,988	$ 1,644,761
Accounts receivable	164,083	233,868
Investments in common stock, at fair value	164,500	88,000
Investment in limited liability company, at cost	342,821	-
Prepaid expenses and deposits	7,326	152
Total Current Assets	3,225,718	1,966,781
Property and Equipment		
Vehicles	148,188	148,188
Office equipment	27,050	22,535
Computer equipment and software	11,375	11,375
Furniture and fixtures	62,099	62,099
	248,712	244,197
Less: accumulated depreciation and amortization	183,295	147,247
Net Property and Equipment	65,417	96,950
TOTAL ASSETS	$ 3,291,135	$ 2,063,731
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ 61,973	$ 40,139
Accrued state replacement tax	35,500	-
Deferred rent	12,448	20,591
Current portion of obligations under capital leases	2,376	2,709
Total Current Liabilities	112,297	63,439
Long-Term Liabilities		
Obligations under capital leases	13,762	3,120
Members' Equity	3,165,076	1,997,172
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,291,135	$ 2,063,731

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
DECEMBER 31, 2012 AND 2011

	2012	2011
Revenue	$ 6,837,992	$ 5,664,989
Operating Expenses	4,744,701	4,571,303
Operating Income	2,093,291	1,093,686
Other Income, Net	31,710	32,712
Income Before Provision For State Income Taxes	2,125,001	1,126,398
Provision For State Income Taxes	35,097	14,322
Net Income	2,089,904	1,112,076
Other Comprehensive Income (Loss)		
Change In Unrealized Gain (Loss) on Investments	58,000	(62,000)
Comprehensive Income	$ 2,147,904	$ 1,050,076

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2012 AND 2011

	Members' Equity	Accumulated Other Comprehensive Loss	Total Members' Equity
Balance – 2010	$ 1,312,096	$ -	$ 1,312,096
Other Comprehensive Loss	-	(62,000)	(62,000)
Distributions	(365,000)	-	(365,000)
Net Income	1,112,076	-	1,112,076
Balance – 2011	2,059,172	(62,000)	1,997,172
Other Comprehensive Income	-	58,000	58,000
Distributions	(980,000)	-	(980,000)
Net Income	2,089,904	-	2,089,904
Balance – 2012	$ 3,169,076	$ (4,000)	$ 3,165,076

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2012 AND 2011

	2012	2011
Cash Flows From Operating Activities:	$ 2,089,904	$ 1,112,076
Net Income		
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	45,552	45,093
Gain on disposal of property and equipment	(735)	-
Investments received in lieu of fees	(286,321)	-
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	69,785	(145,453)
Prepaid expenses and deposits	(7,174)	(95)
Increase (decrease) in:		
Accounts payable	21,834	(12,794)
Accrued state replacement tax	35,500	-
Deferred rent	(8,143)	(5,837)
Total adjustments	(129,702)	(119,086)
Net Cash Provided By Operating Activities	1,960,202	992,990
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(11,160)
Proceeds from disposal of property and equipment	3,111	-
Purchase of investment in common stock	-	(150,000)
Purchase of investment in limited liability company	(75,000)	-
Net Cash Used By Investing Activities	(71,889)	(161,160)
Cash Flows From Financing Activities		
Payments on obligations under capital leases	(6,086)	(2,366)
Members' distributions	(980,000)	(365,000)
Net Cash Used By Financing Activities	(986,086)	(367,366)
Net Increase In Cash	902,227	464,464
Cash – Beginning of Year	1,644,761	1,180,297
Cash – End of Year	$ 2,546,988	$ 1,644,761
Cash Paid During The Year For:		
Interest	$ 852	$ 993
State replacement taxes, net of refunds	$ (403)	$ 14,322

The accompanying notes are an integral part of these consolidated financial statements.

1 - Nature Of Business

XMS Capital Partners, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company serves clients in the United States and abroad.

The Company was organized September 22, 2006, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

The Company claims exemption to SEC Rule 15c3-3 under subparagraph k(1), due to its limited business.

In 2012, the Company created a wholly-owned subsidiary, XMS Capital Ireland Limited (XMS Ireland), located in Dublin, Ireland. XMS Ireland serves clients abroad and is capitalized with 1,000,000 shares authorized at 1 Euro par value and 100 shares intended to be issued to the Company. Due to a clerical error, the XMS Ireland issued 1,000,000 shares and is in the process of petitioning the court to reduce the issued shares to 100 as intended.

2 - Summary Of Significant Accounting Policies

These consolidated financial statements include the accounts of the XMS Capital Partners, LLC and its wholly-owned subsidiary, XMS Capital Ireland Limited (collectively "Company"). All significant intercompany balances and transactions have been eliminated.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Significant costs of improvements are capitalized and repair costs are charged to expense as incurred. The cost of assets sold, retired, or abandoned and the related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

No provision for federal taxes on income is required since the members report their proportionate shares of taxable income in their respective income tax returns. The Company is subject to certain state taxes.

In accordance with U.S. generally accepted accounting principles, the tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company did not have any uncertain tax positions as of December 31, 2012. The Company is no longer subject to examination by taxing authorities for years prior to December 31, 2009.

The Company's investments in common stock are classified as available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of members' equity. The fair value is determined by the quoted market price on the last business day of the year using prevailing financial market information.

The Company has an investment in a limited liability company where its ownership in the limited liability company is less than 20%. As such, this investment is carried at cost.

The Company recognizes consulting revenue for services as they are provided. Contingent revenues are recorded when earned based on the closing date of the transaction. Accounts receivable are recorded for revenue earned on closed transactions and client reimbursable expenses that have not been collected or are unbilled. Management establishes an allowance for doubtful accounts based on its knowledge of the client, historic loss experience, and current economic conditions. Losses are charged off to the allowance when management deems further collection efforts will not produce additional recoveries. Management has determined that no allowance for doubtful accounts is necessary as of December 31, 2012 and 2011.

Management has evaluated subsequent events through February 27, 2013, the date when the consolidated financial statements were available to be issued.

3 - Concentration Of Credit Risk

The Company maintains cash accounts at two financial institutions in the United States and one in Dublin, Ireland and has credit risk for balances in excess of federally insured limits. The functional currency of the cash account in Dublin, Ireland is Euros. Monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Revenue and expense accounts are translated at historical rates. There were no material gains or losses from the translation of Euros into U.S. dollars for the year ended December 31, 2012.

4 - Major Customers

Revenue from five clients amounted to approximately 73% of total revenue for the year ended December 31, 2012. Revenue from three clients amounted to approximately 66% of total revenue for the year ended December 31, 2011.

5 - Marketable Securities And Fair Value Measurements

Financial Accounting Standards Board Codification 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted market prices for identical assets; and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 and Level 2 inputs are not available.

Level 1 Fair Value Measurements
The fair value of investments in common stock shown below is based on the quoted market price of the shares held by the Company at the end of the year.

	Cost	Unrealized Loss	Fair Value
2012			
Novelos Therapeutics, Inc.	$ 150,000	$ (2,000)	$ 148,000
ZBB Energy Corporation	18,500	(2,000)	16,500
Total	$ 168,500	$ (4,000)	$ 164,500
2011			
Novelos Therapeutics, Inc.	$ 150,000	$ (62,000)	$ 88,000

6 - Investment in Limited Liability Company

The Company holds a 1% investment in BioProcess Algae, LLC that is accounted for on the cost method. In 2012, the Company was issued 182.973 common membership units of BioProcess Algae, LLC, valued at $267,821 at the time of the transaction, in lieu of fees due the Company. Subsequently, the Company made additional cash contributions of $75,000. Therefore, the cost of the investment was $342,821.

It is not practicable to estimate the fair value of the Company's investment in the limited liability company due to the lack of quoted market prices. Management is not aware of any events or changes in circumstances that would adversely affect the fair value of the investment. Therefore, management has determined that there is no impairment of this investment.

7 - Lease Commitments

The Company leases a copier in accordance with the terms of a capital lease requiring monthly payments of $392 through November 2017. The cost of the copier is included in office equipment, and the total accumulated depreciation is noted in the table below. Depreciation on the copier, included in depreciation expense, was $546 for the year ended December 31, 2012. As of December 31, 2011, another copier was being leased and was retired in 2012. Depreciation on the old copier, included in depreciation expense, was $2,178 and $2,376 for the years ended December 31, 2012 and 2011.

Assets recorded under capital lease consisted of the following at December 31:

	2012	**2011**
Copier	$ 16,394	$ 11,880
Less: accumulated amortization	546	7,326
Net equipment held under capital lease	$ 15,848	$ 4,554

The Company leases office space in Evanston, Illinois under an operating lease agreement commencing September 1, 2008, through February 28, 2014. Rental payments of approximately $6,880 are payable monthly. The Company is also responsible for its pro-rata share of operating expenses and real estate taxes. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $174,103. Rent expense, including the operating expenses, was $160,974 and $158,049 for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments under all non-cancelable leases are as follows:

Years ending December 31,	Operating	Capital
2013	$ 93,009	$ 4,705
2014	15,758	4,705
2015	-	4,705
2016	-	4,705
2017	-	4,312
Total	$ 108,767	23,132
Less: interest		6,994
Net present value		$ 16,138

8 - Interest Expense

Interest expense on all debt and capital leases was $852 and $993 for the years ended December 31, 2012 and 2011, respectively.

9 - 401(k) Plan

The Company sponsors a defined contribution plan in connection with its agreement with a co-employer that covers all eligible employees of the Company, as defined in the plan. There were no employer contributions to the plan for each of the years ended December 31, 2012 and 2011.

10 - Commitments

The Company is expecting to make distributions to the members in 2013 equal to 40% of the 2012 taxable income to cover the related tax burden of its members. The amount is expected to be approximately $850,000 and is expected to be paid by April 15, 2013.

11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's SEC net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $8,404. As of December 31, 2012, the Company had net capital of $2,408,406 as calculated in accordance with Rule 15c3-1, which was $2,400,002 in excess of its SEC required net capital. The Company's net capital ratio was 0.05 to 1.

12 - Supplemental Cash Flow Information

Supplemental disclosure of cash flow information for the years ended December 31:

Non-cash investing and financing activities:

	2012	2011
Purchase of property and equipment through capital lease obligation	$ 16,394	$ -
Receipt of investment in common stock in lieu of fees	$ 18,500	$ -
Receipt of investment in limited liability company in lieu of fees	$ 267,821	$ -

ADDITIONAL INFORMATION

XMS CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

Net Capital		
Total members' equity		$ 3,165,076
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		3,165,076
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		3,165,076
Deductions and/or charges:		
Nonallowable assets:		
Fixed assets	65,417	
Other assets	514,645	
Receivables	164,083	
Haircuts on securities:		
Money market funds	12,525	
		756,670
Total Net Capital		$ 2,408,406
Aggregate Indebtedness		
Items included in statement of financial condition:		
Capital lease obligations		$ 16,138
Other accounts payable and accrued expenses		109,921
Total Aggregate Indebtedness		$ 126,059
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		$ 8,404
Excess Net Capital		$ 2,400,002
Ratio: Aggregate Indebtedness to Net Capital		0.05 to 1
Reconcilation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2012)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report, as amended		$ 2,408,406
No audit adjustments		
Net Capital per above		$ 2,408,406

See Independent Auditors' Report.

MS&Co.

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, RIA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA, ABV
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA
RONALD A. WEISS, CPA
RONALD E. MIAZGA, CPA, MBA, CVA

Board of Members
XMS Capital Partners, LLC and Subsidiary

In planning and performing our audit of the consolidated financial statements of XMS Capital Partners, LLC and Subsidiary (Company), as of and for the year ended December 31, 2012, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purposes of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or

detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of XMS Capital Partners, LLC and Subsidiary as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 27, 2013. Management is responsible for the accuracy and completeness of all financial records and related information in accordance with U.S. generally accepted accounting principles. For the year ended December 31, 2012, we found two material adjustments relating to instances where the Company received investments in securities and in a limited liability company in lieu of fees as described in the related enagement letters, and the related revenue earned and the investments were not recorded at the time of the transaction. In discussion with management, new procedures have been instituted to make sure that the Accounting Coordinator is aware of all engagements where payment of fees may be received in a form other than cash.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we found inadequacies in the practices and procedures as it relates to the computation of net capital under Rule 17a-3(a)(11) as of December 31, 2012. The computation of net capital under Rule 17a-3(a)(11) was incorrect on Form X-17A-5 for the period beginning October 1, 2012 and ending December 31, 2012, due to recording an asset both as nonallowable and as a securities haircut. The Company has instituted additional review procedures by management, and the computation of net capital under Rule 17a-3(a)(11) has been amended on Form X-17A-5 for the affected period. This report does not affect our report on the audited consolidated financial statements of XMS Capital Partners, LLC and Subsidiary dated February 27, 2013.

This report is intended solely for the information and use of the board of members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Silver & Co.

Neil Friedman C.P.A., P.C.
d/b/a Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 27, 2013

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARY

REPORT FOR THE YEAR ENDED
DECEMBER 31, 2012

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARY

TABLE OF CONTENTS

MS&Co.

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, RIA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA, ABV
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA
RONALD A. WEISS, CPA
RONALD E. MIAZGA, CPA, MBA, CVA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Members
XMS Capital Partners, LLC and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by XMS Capital Partners, LLC and Subsidiary, and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating XMS Capital Partners, LLC and Subsdiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). XMS Capital Partners, LLC and Subsidiary's management is responsible for XMS Capital Partners, LLC and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as recorded in QuickBooks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by you, including reports from QuickBooks, noting no differences;

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by you, including reports from QuickBooks, supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Silver & Co.

Neil Friedman C.P.A., P.C.
d/b/a Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 27, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067502 FINRA DEC
XMS CAPITAL PARTNERS LLC
1603 ORRINGTON AVE
STE 725
EVANSTON, IL 60201-3859

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Spence 847-448-1300

2. A. General Assessment (item 2e from page 2) $12,698

B. Less payment made with SIPC-6 filed (exclude interest) (2,372)

Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 10,326

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $10,326

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $10,326

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

XMS Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 21 day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 01, 2012
and ending Dec 31, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,874,567
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	133,446
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental + Retainer Income	1,661,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 852	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	852
Total deductions	1,795,298
2d. SIPC Net Operating Revenues	$ 5,079,269
2e. General Assessment @ .0025	$ 12,698
	(to page 1, line 2.A.)